
03051890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
AUG 28 2003
WASH, D.C.
181
SECTION

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SEC FILE NUMBER
8- 32775

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2002 (MM/DD/YY) AND ENDING 6/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inland Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 Butterfield Road
(No. and Street)

Oak Brook (City) IL (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine L. Lynch 630-218-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 E. Wacker Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brenda G. Gujral, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inland Securities Corporation, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brenda Diz Gujral, President
Signature

President
Title

Haley M Walsh
Notary Public



"OFFICIAL SEAL"
HALEY M. WALSH
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 04/03/2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholder
Inland Securities Corporation:

We have audited the accompanying statement of financial condition of Inland Securities Corporation (wholly owned by Inland Real Estate Investment Corp.) as of June 30, 2003, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Inland Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inland Securities Corporation as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

July 14, 2003



INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Financial Condition

June 30, 2003

Assets

Cash and cash equivalents	$	8,004,416
Commissions receivable		35,903
Mortgage notes receivable (note 6)		866,704
Interest receivable		1,711
Warrants (note 5)		2,475
Common stock (note 5)		15,600
Other assets		57,892
Income tax receivable		220,114
Total assets	$	9,204,815

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	5,697,852
Accounts payable and accrued expenses		199,382
Total liabilities		5,897,234
Stockholder's equity (note 2):		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		6,802,253
Retained deficit		(3,494,682)
Total stockholder's equity		3,307,581
Total liabilities and stockholder's equity	$	9,204,815

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Operations

Year ended June 30, 2003

Revenues:	
Commissions (note 3)	$ 138,903,165
Interest and other income	12,518
Total revenues	138,915,683
Expenses:	
Commissions	138,157,175
Employee compensation and benefits	2,875,302
Other operating expenses	395,633
Total expenses	141,428,110
Loss before income taxes	(2,512,427)
Income tax benefit	977,334
Net loss	$ (1,535,093)

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Stockholder's Equity

Year ended June 30, 2003

		Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at June 30, 2002	$	10	3,075,549	(1,959,589)	1,115,970
Net loss		—	—	(1,535,093)	(1,535,093)
Contributions		—	3,726,704	—	3,726,704
Balance at June 30, 2003	$	10	6,802,253	(3,494,682)	3,307,581

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Cash Flows

Year ended June 30, 2003

Cash flows from operating activities:		
Net loss	$	(1,535,093)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		15,716
Changes in assets and liabilities:		
Increase in interest receivable		(1,583)
Decrease in commissions receivable		289,182
Increase in income tax receivable		(127,334)
Increase in other assets		(5,873)
Increase in commissions payable		3,613,364
Increase in accounts payable and accrued expenses		40,100
Net cash flow provided by operating activities		2,288,479
Cash flows used in investing activities:		
Purchase of other assets		(20,417)
Cash flows provided by financing activities:		
Contributions		2,860,000
Net increase in cash and cash equivalents		5,128,062
Cash and cash equivalents at beginning of year		2,876,354
Cash and cash equivalents at end of year	$	8,004,416
Supplemental disclosures of noncash financing activities:		
Mortgage notes receivable contributed by stockholder	$	866,704

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Notes to Financial Statements

June 30, 2003

(1) General Information and Summary of Significant Accounting Policies

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Inland Real Estate Investment Corp. (IREIC) is the sole stockholder. The Inland Group Incorporated (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates. A description of significant accounting policies follows:

Commissions

In connection with the marketing of investment programs, commissions are based upon a percentage of a third-party investment in the related interest. For financial reporting and income tax purposes, these commissions are earned and the related expense is incurred at the time the third-party investment is accepted by the offering party.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Common Stock and Warrants

The Company's investment in common stock and warrants are reported in the statement of financial condition at cost, which approximates fair value.

Income Taxes

The Company is included in the consolidated Federal and combined unitary state income tax returns of Inland.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Notes to Financial Statements

June 30, 2003

(2) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At June 30, 2003, the Company had net capital and net capital requirements of $2,107,182 and $393,149, respectively. The Company's ratio of aggregate indebtedness to net capital was approximately 2.80 to 1.

(3) Related-party Transactions

Commission income of $138,903,165 was derived from the sale of interests in investment programs in which IREIC wholly owned subsidiaries are the advisor or asset manager.

(4) Income Taxes

The Company is party to a tax sharing agreement which provides that income tax expense or benefit be reflected on a separate company basis. There were no deferred tax assets or liabilities as of June 30, 2003. The Company received $977,334 in income tax benefit for the year ended June 30, 2003. Income tax benefit from operations for the year ended June 30, 2003 differs from "expected" tax benefit (computed by applying the U.S. Federal income tax rate of 34% to pretax loss) principally due to the effect of state and local income tax benefits (net of Federal effect).

(5) Warrants and Common Stock

In April 2000, the members of the National Association of Securities Dealers, Inc. (NASD) approved a restructuring and recapitalization of the NASD. In accordance with the restructuring and recapitalization, the Company purchased 300 warrants at $11.00 per warrant from the NASD. The warrants allow the Company to purchase four shares of common stock for each warrant exercisable in four annual tranches, which began on June 28, 2002. The Company elected not to purchase the shares of common stock for the first annual traunche and as such, wrote-off $825, representing 25% of the value of the warrants as of June 30, 2003.

In December 2000, the Company purchased 1,200 shares of common stock at $13.00 per share from the NASD. This investment is accounted for using the cost method.

(6) Mortgage Notes Receivable

In March 2003, IREIC made a capital contribution to the Company by a transfer of two mortgage note receivables. The principal balance of the receivables at the time of contribution totaled $866,704.

The first note is non-interest bearing, and is payable in full on August 31, 2003. The principal balance at June 30, 2003 is $610,000.

The second note bears interest at 8%, which is paid on a monthly basis. The principal balance at June 30, 2003 is $266,704. Principal payments in the amount of $128,352 are due in October 2003 and 2004. This note matures October 1, 2004. The Company earned interest income of $6,218 from the mortgage notes receivable during the year ended June 30, 2003. Both receivables are secured by the related underlying properties.

Schedule

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

June 30, 2003

Net capital:		
Stockholder's equity	$	3,307,581
Deductions:		
Nonallowable assets:		
Commissions receivable		35,903
Mortgage notes receivable		866,704
Interest receivable		1,711
Warrants		2,475
Common stock		15,600
Other assets		57,892
Income tax receivable		220,114
Total deductions		1,200,399
Net capital		2,107,182
Minimum capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness)		393,149
Excess net capital	$	1,714,033
Aggregate indebtedness – total liabilities	$	5,897,234
Ratio of aggregate indebtedness to net capital		2.80 to 1

Note 1 : The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of June 30, 2003 filed by Inland Securities Corporation in its Form X-17a-5 with the National Association of Securities Dealers, Inc.

See accompanying independent auditors' report.



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Inland Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Inland Securities Corporation (wholly owned by Inland Real Estate Investment Corp.) (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the NASD, and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

July 14, 2003